EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended March 31,		Year Ended December 31
	2016	2015	2015	2014	2013	2012	2011	2010
Earnings:
Earnings (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities	$90.0	$176.0	$1,036.9	$1,053.4	$823.5	$828.3	$723.6	$597.9
Fixed charges	111.0	48.8	233.6	213.6	237.0	280.2	326.9	228.9
Amortization of capitalized interest	1.0	0.9	3.5	3.2	2.9	2.6	3.6	1.1
Capitalized interest	(0.7)	(0.4)	(1.9)	(1.9)	(2.3)	(3.4)	(6.5)	(6.4)

Total earnings(a)	$201.3	$225.3	$1,272.1	$1,268.4	$1,061.1	$1,107.7	$1,047.6	$821.5

Fixed Charges:
Interest expensed	$93.6	$39.0	$190.3	$163.9	$188.4	$219.0	$251.3	$170.5
Capitalized interest	0.7	0.4	$1.9	$1.9	2.3	3.4	6.5	6.4
Amortization of debt issue costs	5.0	2.0	$10.8	$19.7	19.9	29.4	38.2	13.7
Interest included in rent expense	11.7	7.4	$30.6	$28.1	26.4	28.4	30.9	38.3

Total fixed charges(b)	$111.0	$48.8	$233.6	$213.6	$237.0	$280.2	$326.9	$228.9

Ratio of earnings to fixed charges(a/b)	1.8	4.6	5.4	5.9	4.5	4.0	3.2	3.6